UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC File Number: 0-11426
                                  FORM 12b-25          CUSIP Number: 695 167 106


                          NOTIFICATION OF LATE FILING

(Check One):   ( ) Form 10-K   ( ) Form 20-F    ( ) Form 11-K  (X)Form 10-Q
               ( ) Form N-SAR

         For Period Ended:  June 30, 1996
         (   ) Transition Report on Form 10-K
         (   ) Transition Report on Form 20-F
         (   ) Transition Report on Form 11-K
         (   ) Transition Report on Form 10-Q
         (   ) Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
________________________________________________________________________________

PART I - REGISTRANT INFORMATION


________________________________________________________________________________
Full Name of Registrant

PACKAGING RESEARCH CORPORATION
________________________________________________________________________________
Former Name if Applicable

2582 SOUTH TEJON STREET
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

ENGLEWOOD, COLORADO  80110
________________________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (X   (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (X)   (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11K, Fork N-SAR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (  )  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached is applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


The Registrant's Form 10-Q for the quarter ended June 30, 1996 cannot be filed within the prescribed time period due to the unavailability of certain information required for the completion of the Company's financial statements as of the quarter ended June 30, 1006. Such information could not be obtained without unreasonable effort or expense.
________________________________________________________________________________

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         ROBERT H. PORTER                    303                936-2363
______________________________________    _________    _________________________
               (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer
    is no identify report(s).   YES __X___     NO _____

________________________________________________________________________________

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    YES __X___     NO _____

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         PACKAGING RESEARCH CORPORATION
            _______________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned here-unto duly authorized.

Date:  AUGUST 13, 1996              By:  /S/ ROBERT H. PORTER
                                         --------------------
                                         Robert H. Porter
                                         Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorize representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





     In response to PART IV-OTHER INFORMATION the following is an explanation of anticipated significant changes in current period results of operations from the corresponding period for the last fiscal year:

          It is anticipated the quarter ended June 30, 1996 will reflect a net loss of $1,724,000 compared to a net loss of $1,447,000 for the quarter ended June 30, 1995. The increase in the net loss is primarily attributable to increases in operating expenses and decreases in net revenues.